Exhibit 99.1

January 11, 2017

Gastar Exploration Inc.1331 Lamar, Suite 650

Houston, TX 77010

Attention:  Mr. J. Russell Porter

SUBJECT:Evaluation of Oil and Gas Reserves

To the Interests of Gastar Exploration Inc.

In Certain Properties Located in Oklahoma & West Virginia

Pursuant to the Requirements of the

Securities and Exchange Commission

Effective January 1, 2017

Job 16.1823

At the request of Gastar Exploration Inc. (Gastar), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests.  This evaluation was authorized by Mr. J. Russell Porter of Gastar.  Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date.  This reserves evaluation is pursuant to the financial reporting requirements of the United States (U.S.) Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8).  It is the understanding of Wright that the purpose of this evaluation, is for inclusion in relevant registration statements or other filings to the SEC for the fiscal year ended December 31, 2016.  The effective date of this report is January 1, 2017.  The report was completed January 11, 2017.  The following is a summary of the results of the evaluation.

Gastar Exploration Inc. Pursuant to SEC	Proved Developed		Total Proved Developed (PDP & PDNP)	Proved Undeveloped (PUD)	Total Proved (PDP, PDNP & PUD)
	Producing (PDP)	Nonproducing (PDNP)
Net Reserves to the
Evaluated Interests
Oil, Mbbl:	5,751.398	285.645	6,037.042	7,718.583	13,755.625
Gas, MMcf:	22,079.448	706.838	22,786.284	15,066.564	37,852.852
NGL, Mbbl:	3,059.624	120.993	3,180.617	2,331.821	5,512.438
Oil Equivalent, MBOE:	12,490.930	524.444	13,015.373	12,561.498	25,576.872
(6 Mcf = 1 BOE)
Cash Flow (BTAX), M$
Undiscounted:	144,511.104	1,719.262	146,230.384	112,916.080	259,146.448
Discounted at 10%
Per Annum:	100,838.080	537.062	101,375.104	39,955.480	141,330.608

Please note numbers in table may not add due to rounding techniques in the ARIES™ petroleum software program.

Mr. J. Russell Porter

Gastar Exploration Inc.

January 11, 2017

The properties evaluated in this report are located in the states of Oklahoma and West Virginia.  According to Gastar, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of Gastar.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations.  As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period.  The benchmark base prices used for this evaluation were $42.75 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $2.481 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana.  These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate.  The resultant average adjusted product prices are $39.78 per barrel of oil and $2.264 per Mcf of gas.  The Natural Gas Liquids (NGL) product price was estimated to range from 29.7 to 43.6 percent of the base oil price, depending on area.  The overall resulting weighted average adjusted price is $14.05 per barrel of NGL.  The base product prices were held constant for the life of the properties.

Oil and other liquid hydrocarbon volumes are expressed in thousands of U.S. barrels (Mbbl), one barrel equaling 42 U.S. gallons.  Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located.  For purposes of this report, volumes of natural gas are converted into equivalent quantities of oil at the ratio of 6 Mcf = 1 barrel of oil equivalent (BOE).  No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes, state fees, operating expenses, investments, salvage values, and abandonment costs, as applicable.  The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist.  The Cash Flow (BTAX) was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report.  Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends.  Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves.  When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR).  These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data.  Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves.  Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil, gas, and other liquid hydrocarbon reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), and proved undeveloped (PUD) reserves

Mr. J. Russell Porter

Gastar Exploration Inc.

January 11, 2017

categories.  The summary classification of total proved developed reserves combines the PDP and PDNP categories, and the summary classification of total proved reserves combines the total proved developed and PUD categories.  In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category.  Reserves were assigned to each category as warranted.   Wright is not aware of any local, state, or federal regulations that would preclude Gastar from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright.  The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments.  It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates.  Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by Gastar.  No inspection of the properties was made as this was not considered to be within the scope of this evaluation.  Wright has not independently verified the accuracy and completeness of information and data furnished by Gastar with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production.  Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Gastar with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations.  Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.  In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of Gastar, abandonment costs net of salvage values were included as appropriate.  Wright has not performed a detailed study of the abandonment costs nor the salvage values and offers no opinion as to Gastar’s calculations.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated.  There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report.  No employee, officer, or director of Wright is an employee, officer, or director of Gastar, nor does Wright or any of its employees have direct financial interest in Gastar.  Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Gastar, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report

Mr. J. Russell Porter

Gastar Exploration Inc.

January 11, 2017

upon the financial statements of Gastar, and for reporting disclosures as required by the SEC.  This report is also intended for public disclosure as an exhibit in filings made to the SEC by Gastar.

Based on data and information provided by Gastar, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of Gastar in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation.  All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.

TX Reg. No. F-12302

By:/s/ D. Randall Wright

D. Randall Wright

President

DRW/JDS/SLM/ts

03_Letter 16.1823 (SEC).docx